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Adam T. Teufel adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

May 6, 2024

VIA EDGAR

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:   Comments on Certain Financial Reports of the College Retirement Equities Fund
(File Nos. 033-00480 and 811-04415)

Dear Mr. Ellington:

On behalf of College Retirement Equities Fund (the “Registrant”), we are responding to certain comments received from you telephonically on April 8, 2024 based on your review of the Registrant’s December 31, 2023 Annual Report (the “Report”).

Set forth below are the staff’s comments on the Report followed by responses provided on behalf of the Registrant. Capitalized terms used herein have the same meaning as in the Report.

1.                   In future shareholder reports, although not required, please consider including the total dollar amount and percentage of the portfolio classified as Rule 144A restricted securities.

The Registrant will include in future shareholder reports the dollar amount and percentage of the portfolio classified as Rule 144A restricted securities.

2.                   In the Report, CREF Growth Account had a significant percentage of its net assets (approximately 42.6%) invested in the information technology sector at fiscal year-end; however, the most recent prospectus does not include information technology sector risk disclosure. Corresponding sector risk disclosure should be included in the prospectus if an Account has a significant amount of its net assets invested in a single sector. If an Account consistently focuses in a particular sector (for example, for a period of three or more years), please explain why the identification of the sector, including the strategies and risks of investing in that sector, are not disclosed in the summary prospectus.

Kenneth Ellington

May 6, 2024

The Registrant has added applicable sector risk disclosures to its May 1, 2024 prospectus. Additionally, the Registrant confirms that if an Account has significant sector exposure as of its most recent fiscal year-end, corresponding risk disclosure will be included in the subsequent annual update of its prospectus.

3.                   Please consider adding a footnote to the Financial Highlights stating that the performance disclosed does not include the fees and expenses imposed by variable contracts.

Unlike the vast majority of variable insurance funds offered to insurance company separate accounts, the Registrant is a single-tier management investment company that issues variable annuity contracts directly to contract owners. Accordingly, the performance disclosed in the Financial Highlights for each class of each Account reflects the variable contract expenses imposed by the Registrant.

4.                   Responses to Items 4.i. and 4.j. should be provided even if the questions are not applicable. Please provide answers to these questions in correspondence and confirm responses to all Items of Form N-CSR will be provided going forward.

The Registrant agrees with the staff that its most recent N-CSR did not include responses to Items 4.i. and 4.j. as required by the form. The Registrant confirms that the response to each of the questions included within Items 4.i. and 4.j. is “not applicable” for the fiscal year ended December 31, 2023, and responses to all items of Form N-CSR will be responded to on a prospective basis, even if not applicable to the Registrant.

* * * *

If you have any questions, please do not hesitate to call me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	Rachael Zufall, Nuveen Jeremy Franklin, Nuveen Scott Wickerham, Nuveen Gina Spunder, Nuveen Michael Camerano, Nuveen